(B) Record of Distributions Paid
VANGUARD SMALL CAP INDEX FUND – INVESTOR SHARES

	Total Distributions
	US$	Yen
The 44th Fiscal Year (1/1/04-12/31/04)	0.265	27.192
The 45th Fiscal Year (1/1/05-12/31/05)	0.290	29.757
The 46th Fiscal Year (1/1/06-12/31/06)	0.359	36.837
The 47th Fiscal Year (1/1/07-12/31/07)	0.412	42.275
The 48th Fiscal Year (1/1/08-12/31/08)	0.404	41.454
The 49th Fiscal Year (1/1/09-12/31/09)	0.276	28.320
The 50th Fiscal Year (1/1/10-12/31/10)	0.361	37.042
The 51st Fiscal Year (1/1/11-12/31/11)	0.397	40.736
The 52st Fiscal Year (1/1/12-12/31/12)	0.662	67.928
The 53rd Fiscal Year (1/1/13-12/31/13)	0.617	63.310
2013 End of January	-	-
February	-	-
March	0.006	0.616
April	-	-
May	-	-
June	-	-
July	-	-
August	0.000	0.000
September	0.000	0.000
October	0.000	0.000
November	0.000	0.000
December	0.611	62.695
2014 End of January	0.000	0.000
February	0.000	0.000
March	0.001	0.103
April	0.000	0.000